Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Covidien Announces Mailing of Definitive Joint Proxy Statement/Prospectus

DUBLIN, Ireland – Nov. 21, 2014 – Covidien plc (NYSE: COV) today announced, for purposes of the Irish Takeover Rules, that the definitive joint proxy statement of Covidien plc and Medtronic, Inc., which also serves as a prospectus of Medtronic Holdings Limited and comprises Covidien’s scheme circular required under Irish law, is being sent today to Covidien and Medtronic, Inc. shareholders.

As previously announced, on June 15, 2014 Covidien and Medtronic entered into a definitive agreement pursuant to which Medtronic Holdings Limited, a new holding company incorporated in Ireland that will be renamed Medtronic plc, will acquire Covidien and Medtronic.

The joint proxy statement/prospectus will contain important information about the transaction for shareholders of both companies, as well as notices of the shareholder meetings and instructions on voting online, by mail, by telephone or in person.

In accordance with Rule 28 of the Irish Takeover Rules, Covidien shareholders will today also be sent two separate documents containing profit forecasts that have been made by Covidien (in the form of earnings guidance for the financial year ending September 26, 2014) and Medtronic (in the form of earnings guidance for the financial year ending April 24, 2015) respectively, together with the reports thereon, prepared solely for the purposes of complying with Rule 28.3 of the Irish Takeover Rules. Also in accordance with the Irish Takeover Rules, Covidien shareholders will receive a document discussing previous statements made by Medtronic regarding the synergies that may result from the proposed transaction (known as merger benefit statements under the Irish Takeover Rules). This document will include reports from Medtronic’s reporting accountants, PricewaterhouseCoopers, and Medtronic’s financial advisor, Perella Weinberg Partners LP, confirming (respectively) that the estimates contained in the merger benefit statements have been made with due care and consideration.

In accordance with Rule 15(c) of the Irish Takeover Rules, an explanation for the holders of options and equity awards under the Covidien Stock and Incentive Plan describing the treatment of these options and equity awards as part of the Proposed Transaction is today being made available to such holders on both www.covidien.com and www.medtronic.com.

Copies of the documents referred to above, and all of the documents required to be made available for inspection in accordance with Rule 26 of the Irish Takeover Rules, are available for inspection at the offices of Arthur Cox, Earlsfort Centre, Earlsfort Terrace, Dublin 2, Ireland and on Covidien’s website at www.covidien.com and at the offices of A&L Goodbody, 25/28 North Wall Quay, IFSC, Dublin 1, Ireland and on Medtronic’s website at www.medtronic.com.

ABOUT COVIDIEN

Covidien is a global health care leader that understands the challenges faced by providers and their patients and works to address them with innovative medical technology solutions and patient care products. Inspired by patients and caregivers, Covidien’s team of dedicated professionals is privileged to help save and improve lives around the world. With more than 39,000 employees, Covidien operates in 150-plus countries and had 2014 revenue of $10.7 billion. To learn more about our business visit www.covidien.com or follow us on Twitter.

CONTACTS
Peter Lucht	Coleman Lannum, CFA
Vice President	Vice President
External Communications	Investor Relations
508-452-4168	508-452-4343
peter.lucht@covidien.com	cole.lannum@covidien.com

Lisa Clemence	Todd Carpenter
Director	Senior Director
Corporate Communications	Investor Relations
508-452-4375	508-452-4363
lisa.clemence@covidien.com	todd.carpenter@covidien.com

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION

New Medtronic has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. The registration statement has been declared effective by the SEC. Medtronic and Covidien have commenced making available to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this communication constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS